

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2016

Ms. Erifili Tsironi
Chief Financial Officer
Navios Maritime Midstream Partners L.P.
7 Avenue de Grande Bretagne
Office 11B2
Monte Carlo 98000
Monaco

>   **Re: Navios Maritime Midstream Partners L.P.**
>   **Form 20-F for the Year Ended December 31, 2015**
>   **Filed March 8, 2016**
>   **File No. 001-36738**

Dear Ms. Tsironi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Consolidated and Combined Statements of Operations, page F-5

1. We note that you present one consolidated net income amount on the statements of operations. In light of the fact that you are a limited partnership, please revise to clearly present the aggregate amount of net income (loss) allocated to the general partners and the aggregate amount allocated to the limited partners. See guidance in Staff Accounting Bulletin Topic 4.F.

Note 1. Description of Business, page F-8

2. We note your disclosure that in June 2015 you exercised your option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition in return for cash of $73 million and 1,592,920 subordinated Series A units. Please tell us and revise to disclose how you calculated or determined the value of the Series A units, including the nature of all significant assumptions used in your

calculation. Also, please revise the notes to the financial statements to disclose the pertinent rights and terms of these units.

Note 6. Intangible Assets, page F-18

3. We note from the Form 8-K furnished June 25, 2015, that the two vessels acquired from Navios Acquisition were acquired with ongoing charters. We also note from your disclosure in Note 6 that it does not appear that any favorable lease terms associated with these vessels were recorded as an intangible asset at the time of acquisition. Please explain to us how you accounted for the acquisition of these two vessels, including how you identified the existence of any favorable or unfavorable lease terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure